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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             METRA BIOSYSTEMS, INC.

                           (Name of Subject Company)

                             METRA BIOSYSTEMS, INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

          (Including the Associated Preferred Shares Purchase Rights)
                         (Title of Class of Securities)

                                  591591-10-2

                     (CUSIP Number of Class of Securities)
                            ------------------------

                             GEORGE W. DUNBAR, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             METRA BIOSYSTEMS, INC.
                             265 NORTH WHISMAN ROAD
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 903-9100

            (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    COPY TO:

                             ALAN TALKINGTON, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                       OLD FEDERAL RESERVE BANK BUILDING
                               400 SANSOME STREET
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 392-1122

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Metra Biosystems, Inc., a California corporation ("Metra Biosystems" or the "Company"). The address of the principal executive offices of the Company is 265 North Whisman Road, Mountain View, California 94043. The title of the class of equity securities to which this Solicitation/Recommendation Statement (the "Statement") relates is the Company's Common Stock, par value $0.001 per share, including the associated Preferred Shares Purchase Rights (collectively, "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer by Quidel Corporation, a corporation organized and existing under the laws of Delaware ("Parent" or "Quidel"), and MBS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser") to purchase all of the Shares held by the Company's shareholders other than Parent, the Purchaser or their affiliates (such shareholders, the "Public Shareholders" and such Shares, the "Publicly Held Shares") at a price equal to $1.78 per Share, net to the seller in cash ("Offer Price") (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 9, 1999 and in the related Letter of Transmittal (which together with the Offer to Purchase, each as may be amended and supplemented from time to time, constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 9, 1999 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the SEC thereunder.

    The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of June 4, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the California General Corporation Law (the "CGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each remaining outstanding Share (other than Shares owned by Parent, the Purchaser or any direct or indirect wholly-owned subsidiary of the Company or Parent immediately prior to the Effective Time (the "Ineligible Shares") and Shares held by shareholders who properly perfect their dissenters' rights under the CGCL (the "Dissenting Shares")) will be converted automatically into the right to receive the Offer Price, without interest. The Merger Agreement is more fully described in Item 3.

    According to the Offer to Purchase, the address of the principal executive offices of Parent is 10165 McKellar Court, San Diego, California 92121, and the address of the principal executive offices of the Purchaser is 10165 McKellar Court, San Diego, California 92121.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser or Parent, or actions or events with respect to either of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

    (b) Except as described herein, in Annex A hereto, and in the exhibits hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and

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(1) the Company, its executive officers, directors or affiliates or (2) the
Purchaser, its executive officers, directors or affiliates.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    In considering the recommendations of the Board of Directors of the Company (the "Company Board"), the Public Shareholders should be aware that certain members of the Company Board and certain of the Company's officers have interests in the Merger and the Offer which are described herein and in Annex A hereto and which may present them with certain conflicts of interest. Each of the members of the Company Board were aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

    Dr. Mary Lake Polan, a director of the Company, is also a director of Parent. Dr. Polan abstained from voting on all matters relating to the Offer and the Merger.

    Prior to joining the Company in September 1998, Jennifer Lloyd, the Company's Vice President of Corporate Development, worked with the Company in her capacity as Vice President of Healthcare Investment Banking at EGS Securities Corp. in New York, the Company's financial advisor. Since joining the Company, Ms. Lloyd has worked on a limited basis for EGS Securities on projects that do not conflict with her responsibilities at the Company but has not been employed by EGS Securities in connection with matters related to the Company and does not have a change of control agreement with the Company.

    The Company, at Parent's request, intends to enter into an employment agreement with John F. Coombes, the Company's Vice President of Sales and Marketing, to ensure his retention after the Merger. The agreement is expected to provide for a salary of approximately $180,600 per year, a retention bonus, severance benefits and acceleration of unvested in-the-money stock options, which would not otherwise accelerate under the Company's existing employee option plan.

    Under the Company's 1995 Directors' Option Plan, all unvested options will be accelerated upon the Merger.

    In October 1998, the Company entered into a consulting agreement with Gregory P. Lawless, Ph.D., a director of the Company, to evaluate merger and acquisition opportunities. The Company granted Dr. Lawless an option to purchase 100,000 shares of the Company's Common Stock at an exercise price of $1.375 per share. The option vests as to 8,333 shares per month. The Company has agreed to accelerate the unvested portion of Dr. Lawless' option.

THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 filed by Purchaser and Parent with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer, and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth below, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser will not
(1) impose additional conditions to the Offer, (2) modify or amend the conditions to the Offer or any other term of the Offer in a manner adverse to the holders of Shares pursuant to the Offer, (3) reduce the number of Shares subject to the Offer, (4) reduce the amount offered per Share, (5) except as provided in the following sentence, extend the Offer, if all of the conditions to the Offer are satisfied or waived, or (6) change the form of consideration payable in the Offer. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (1) extend the Offer until August 4, 1999, if at the then scheduled Expiration Date of the Offer, any of the conditions to the Offer have not been satisfied or waived, or (2) increase the Offer Price and extend the Offer for up to ten business days to the extent required by law. Additionally, at the Company's request, the Purchaser is obligated to extend the Expiration Date (1) in one or more periods of not more than five business days, but not later than

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August 4, 1999, if (A) any of the conditions to the offer set forth below under
"Certain Conditions of the Offer" have not been satisfied for waived on the Expiration Date, (B) such condition is reasonably capable of being satisfied by the Company and the Company exercises reasonable efforts to cause such condition to be satisfied, and (C) the Company is in compliance with its covenants in the Merger Agreement; or (2) for five business days if the Minimum Condition has not been satisfied at the first scheduled Expiration Date.

    REVISED MINIMUM NUMBER. In the event the Minimum Condition is not satisfied on any scheduled expiration date of the Offer and the Purchaser has not extended the Offer at the Company's request as set forth above, the Purchaser may, in its sole discretion, either (1) withdraw the Offer or allow it to expire, (2) extend the Offer as set forth above or (3) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled expiration date of the Offer (without giving effect to the potential issuance of any Shares issuable upon exercise of the Stock Option Agreement (as discussed below)), and (B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of the then outstanding Shares, the Purchaser shall waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then owned by the Purchaser, will equal 49.99% of the Shares then outstanding (the "Revised Minimum Number"). If a greater number of Shares is tendered into the Offer and not withdrawn, the Purchaser may elect to purchase, on a pro rata basis, the Revised Minimum Number of Shares. Notwithstanding any other provisions in this Offer to Purchase, in the event that the Purchaser purchases a number of Shares equal to the Revised Minimum Number, then without the prior written consent of the Purchaser prior to the termination of this Agreement, the Company shall take no action whatsoever to increase the percentage of Shares owned by the Purchaser in excess of the Revised Minimum Number.

    RECOMMENDATION. The Company has represented to Parent in the Merger Agreement that the Company Board, at a meeting duly called and held, has unanimously (except for Dr. Polan who is also a director of Parent and, accordingly, abstained from voting on all matters relating to the Offer and the Merger) (1) determined that the Offer and the Merger are fair to and in the best interests of the Company and its shareholders, (2) approved the Offer and adopted the Merger Agreement in accordance with the CGCL and for purposes of
Section 1101 of the CGCL and similar provisions of any other similar state statutes that might be deemed applicable to the transactions contemplated by the Merger Agreement and (3) resolved to recommend acceptance of the Offer and approval of the Merger Agreement by the Company's shareholders, PROVIDED, HOWEVER, that such recommendation and approval may be withdrawn, modified or amended to the extent that the Company Board determines in good faith and on a reasonable basis, after consultation with its outside counsel, that such action is required in the exercise of the Company Board's fiduciary duties under applicable law. The Company has further represented that, prior to the execution of the Merger Agreement, the Financial Advisor delivered to the Company Board its written opinion, to the effect that, as of the date of such written opinion, the consideration to be received by the holders of the Shares (other than Shares held by Parent or its affiliates, in the treasury of the Company or by any wholly-owned subsidiary of the Company) pursuant to the Offer and the Merger is fair to such holders from a financial point of view.

    DIRECTORS. The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, Parent is entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors so elected pursuant to this sentence) multiplied by the ratio of the aggregate number of Shares beneficially owned by Parent, the Purchaser or their affiliates to the total number of Shares then outstanding; PROVIDED, HOWEVER, that if the Purchaser has acquired the Revised Minimum Number of Shares in the Offer, such number of directors shall be rounded up to the greatest whole number plus one to give the Purchaser at least a majority of the members of the Company Board. The Company will, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors;

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PROVIDED, HOWEVER, that prior to the time the Merger becomes effective (the
"Effective Time"), the Company Board will always have at least one member who is a director on the Company Board at the time of execution of the Merger Agreement and who is not an executive officer of the Company (the "Independent Director").

    Following the election or appointment of Parent's designees pursuant to the preceding paragraph and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Parent or the Purchaser or exercise or waiver of any of the Company's rights thereunder will require the affirmative vote of the Independent Director.

    THE MERGER. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

    The Company has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will (1) convene a special meeting of its shareholders as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (2) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement, and use its reasonable best efforts (A) to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Parent, to respond as soon as practicable to any comments made by the SEC with respect to the preliminary proxy statement and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its shareholders and (B) to obtain the necessary approvals of the Merger and adoption of the Merger Agreement by its shareholders; and (3) include in the Proxy Statement the recommendation of the Company Board that shareholders of the Company vote in favor of the approval and adoption of the Merger and the Merger Agreement. Parent has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

    The Merger Agreement further provides that, notwithstanding the foregoing, if the Purchaser acquires at least 90% of the outstanding Shares of the Company pursuant to the Offer, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the shareholders of the Company, in accordance with Section 1110 of the CGCL.

    CHARTER, BY-LAWS, DIRECTORS AND OFFICERS. The Articles of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and of the Merger Agreement and applicable law. The By-Laws of the Purchaser in effect at the time of the Effective Time will be the By-Laws of the Surviving Corporation until amended in accordance with the terms thereof and applicable law. Subject to applicable law, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. At the Effective Time, Parent shall create a vacancy on its Board of Directors by increasing its membership by one member and shall fill the vacancy from among the existing members of the Company Board upon mutual agreement of Parent and the Company. The officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

    CONVERSION OF SECURITIES. By virtue of the Merger and without any action on the part of the holders thereof, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (1) any Shares held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, will be canceled

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and retired and will cease to exist with no payment being made with respect thereto and (2) Dissenting Shares) will be canceled and retired and will be converted into the right to receive the Merger Price, upon surrender of the certificate formerly representing such Share. At the Effective Time, each share of common stock of the Purchaser, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

    STOCK OPTIONS. Upon the consummation of the Offer, the Purchaser will make a cash payment (less applicable withholding taxes) to each holder of an option ("Company Stock Options") to acquire Shares outstanding immediately prior to the Effective Time under the Company's 1990 Incentive Stock Option Plan, 1995 Stock Option Plan, 1995 Employee Stock Option Plan and 1995 Directors' Option Plan (collectively, the "Company Plans"), if then vested, in an amount equal to the difference between the Offer Price less the per Share exercise price of such option for all Shares subject to such option as expressly stated in the applicable stock option agreement or other agreement (the "Option Consideration"). At or before the Effective Time, the Company shall cause to be effected any necessary amendments to the Company Plans to give effect to the foregoing provisions.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, required filings, public filings, consents and approvals, no defaults or undisclosed liabilities, absence of changes, litigation, compliance with applicable law, employee benefit plans and labor matters, environmental laws and regulations, taxes, intellectual property, assets, contracts, insurance, product warranties, suppliers, distributors and customers, the Rights Agreement, certain business practices, vote required, brokers, information supplied and opinion of the Financial Advisor. In addition, the Company has represented that it had at April 30, 1999 cash and cash equivalents, including short-term investments and long-term investments (other than investments in equity securities) (collectively, "Cash Balances"), of $20 million, and as of the date that Purchaser accepts for payment and pays for Shares in the Offer the Company will have a cash balance of at least $19 million, less $500,000 for every month after June 1999 and less the amount of Company's reasonable out-of-pocket costs (the "Minimum Cash Balance"). Parent and the Purchaser have made customary representations and warranties to the Company with respect to, among other matters, its organization, authority, financing, consents and approvals, information supplied and brokers.

    COVENANTS. The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement to the earlier to occur of the termination of the Merger Agreement or the Effective Time, to conduct their operations only in the ordinary course of business consistent with past practice and in such a manner to cause the Company to have the Minimum Cash Balance. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company prior to such time when a majority of the Company's Board is designated or elected by the Purchaser or its respective affiliates, which provide that the Company will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Parent, including, among other things, amend its Charter or By-Laws, amend the Rights Agreement, issue or sell its securities, change its capital structure, set aside or pay dividends and other distributions, repurchase or redeem its securities, enter into or assume certain additional indebtedness, increase compensation or adopt new benefit plans, make material acquisitions or dispositions, change its accounting principles or practices, settle or compromise any tax liability, discharge or satisfy certain claims, liabilities and obligations, and permit to occur certain other material events or transactions.

    NO SOLICITATION. The Merger Agreement requires the Company, its affiliates and their respective officers, directors, employees, representatives and agents to immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (defined below). Neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit,

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participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent and the Purchaser or any of their designees) concerning any Third Party Acquisition; PROVIDED, HOWEVER, that nothing herein will prevent the Company Board from taking and disclosing to the Company's shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. The Company has agreed to promptly notify Parent in the event it receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal; and shall advise Parent from time to time of the status and any material developments concerning the same.

    Except as set forth herein, the Company Board shall not withdraw its recommendation of the transactions contemplated by the Merger Agreement or approve or recommend, or cause the Company to enter into any agreement with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of its outside legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company Board may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal (defined below), but in each case only (1) after providing reasonable written notice to Parent (a "Notice of Superior Proposal"), advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; and (2) if Parent does not, within three business days of Parent's receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based on the written advice of a financial adviser of nationally recognized reputation) to be at least as favorable to the Company's shareholders as such Superior Proposal; PROVIDED, HOWEVER, that the Company shall not be entitled to enter into any agreement with respect to a Superior Proposal unless and until the Merger Agreement is terminated by its terms. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal for a Third Party Acquisition or otherwise in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 will not constitute a violation of the Merger Agreement PROVIDED that such disclosure states that no action will be taken by the Company Board in violation of the foregoing provisions.

    A "Third Party Acquisition" means the occurrence of any of the following events: (1) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, the Purchaser or any of their affiliates (a "Third Party"); (2) the acquisition by a Third Party of any material portion of the assets of the Company and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (3) the acquisition by a Third Party of fifteen percent (15%) or more of the outstanding Shares; (4) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (5) the repurchase by the Company or any of its subsidiaries of more than ten percent (10%) of the outstanding Shares; or (6) the acquisition by the Company or any of its subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal or greater than ten percent (10%) of the annual revenues, net income or assets of the Company. A "Superior Proposal" means any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than a majority of the Shares then outstanding or all or a significant portion of the assets of the Company and otherwise on terms that the Company Board by a majority vote determines in its good faith judgment (based on the written advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Merger.

    ACCESS TO INFORMATION. The Merger Agreement provides that, until the Effective Time, the Company will give Parent, its representatives and persons providing or committed to providing Parent with financing for the contemplated transaction reasonable access to all employees, plants, offices, warehouses and other facilities and properties and to all books and records of the Company and its subsidiaries, will permit Parent to make such inspections as Parent reasonably requests, and will cause the Company's officers and

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those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to business and properties as Parent reasonably requests.

    REASONABLE EFFORTS. Subject to the terms and conditions provided in the Merger Agreement, the Company and the Purchaser will use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective the transaction contemplated hereby as promptly as practicable.

    EMPLOYEE BENEFIT ARRANGEMENTS. Parent has agreed to provide the employees of the Company and its subsidiaries with employee benefits reasonably commensurate with the benefits currently provided to the Company's employees. The Company's employees who remain with the Surviving Corporation or Parent will receive credit for past service with the Company. Parent will compensate employees of the Company and its subsidiaries at a rate not less than the rate of compensation currently paid to such employees by the Company and its subsidiaries. In addition, in connection with the Company's annual salary reviews, the Company or Parent will increase the rate of compensation paid to such employees in accordance with ordinary business practices, provided that the aggregate amount of the increases shall not exceed five percent (5%) of total base salaries or $196,200. Parent has agreed and will cause the Surviving Corporation to agree that all obligations of the Company or any subsidiary under any "change of control" or similar provisions relating to employees contained in any existing contracts and all termination or severance agreements with certain executives of the Company will be honored in accordance with their terms as of the date of the Merger Agreement.

    PUBLIC ANNOUNCEMENTS. The Merger Agreement provides that the Company, the Purchaser and Parent will consult with each other before issuing any press release or otherwise making any public statement with respect to transactions contemplated by the Merger Agreement, and will not issue any such press release or make any such public statement prior to such consultation, unless required by applicable law or any listing agreement with a securities exchange or the Nasdaq National Market System.

    RESIGNATION OF OFFICERS AND DIRECTORS. Except as otherwise agreed in writing by Parent, the Merger Agreement contemplates that each of the directors and officers of the Company and its subsidiaries shall tender their resignations effective on or before the Effective Time. Any resignations tendered by such directors and officers will be deemed an "involuntary termination" for purposes of any change of control or severance agreements.

    NOTIFICATION OF CERTAIN EVENTS. Company has agreed to promptly notify Parent of (1) the occurrence or non-occurrence of any fact or event which would be reasonably likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the Effective Time, (2) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement, (3) any notice or other communication form any governmental or regulatory agency in connection with the transactions contemplated by this Agreement, and (4) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting such party which would have been required to have been disclosed pursuant the Merger Agreement or which relate to the consummation of the transactions contemplated by the Merger Agreement.

    RIGHTS AGREEMENT. The Company agreed to take all action necessary to ensure that neither the Merger Agreement nor the Merger will cause the Rights to become exercisable, cause Parent or the Purchaser to become an "Acquiring Person" (as defined in the Rights Agreement), or permit a "Triggering Event" or "Distribution Date" (as each is defined in the Rights Agreement) to occur.

    INDEMNIFICATION. The Merger Agreement provides that the Articles of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Articles of Incorporation and By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who between the date of the Merger Agreement and the Effective Time were directors or officers of the Company, unless such modification is required by law.

    After the time the persons designated by Parent have been elected to, and shall constitute a majority of, the Company Board pursuant to the terms of the Merger Agreement (the "Appointment Date"), the Surviving Corporation shall, and Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's Articles of Incorporation or By-Laws, but subject to the limitations thereof, including the limitations contained in Section 317 of the CGCL, to indemnify and hold harmless, each director and officer of the Company or any of its subsidiaries (collectively, the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission by such director or officer by virtue of their holding the office of director or officer occurring at or before the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) for a period of six years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (1) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving Corporation and Parent and (2) neither the Surviving Corporation nor Parent shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

    For a period four years after the Effective Time, Parent has agreed to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; PROVIDED, HOWEVER, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 150% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium, PROVIDED FURTHER, if such insurance coverage cannot be obtained at all, Parent shall purchase all available extended reporting periods with respect to pre-existing insurance in an amount that, together with all other insurance purchased, does not exceed the Maximum Premium. Parent has agreed, add will cause the Company not to take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the individuals referred herein.

    SECURITY AGREEMENT. Simultaneously with the closing of the Offer, the Company has agreed to execute a security agreement in form and substance reasonably satisfactory to Parent to provide that the Minimum Cash Balance will be available to Parent immediately following the acceptance of Shares by Parent or the Purchaser for payment at the conclusion of the Offer.

    EMPLOYMENT AGREEMENTS. The Company has agreed to use its reasonable best efforts to cause a number of Company employees to execute employment agreements reasonably satisfactory to Parent.

    CONDITIONS TO CONSUMMATION OF THE MERGER. Pursuant to the Merger Agreement, the respective obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (1) the shareholders of the Company will have duly approved the transactions contemplated by the Merger Agreement by the requisite vote, if required (2) Parent, the Purchaser or their affiliates will have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; and (3) no statute, rule, regulation, executive order, decree, ruling or injunction will have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger.

    TERMINATION. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval and adoption of the Merger Agreement by the shareholders of the Company (with any termination by Parent also being an effective termination by the Purchaser):

    (1) by the mutual written consent of the Company, Parent and the Purchaser;

    (2) by Parent and the Purchaser or the Company if (A) any court of competent jurisdiction in the United States or other Governmental Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable, (B) the Merger has not been consummated by November 15, 1999; or (C) the Offer terminates or expires in accordance with its terms as a result of a failure of any of the conditions set forth below under "Certain Conditions of the Offer" without the Purchaser having purchased any Shares pursuant to the Offer; provided that no party may terminate this Agreement pursuant to clauses
(B) or (C) if such party's failure to fulfill any of its obligations under the Merger Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;

    (3) by the Company if (A) there shall have been a breach of any representation or warranty on the part of Parent or the Purchaser set forth in the Merger Agreement or if any representation or warranty of Parent or the Purchaser shall have become untrue, and such breach shall not have been cured or such representation or warranty shall not have been made true within thirty (30) business days after notice by the Company thereof except for any inaccuracies that, individually or in the aggregate, have not had, and would not have a material adverse effect on Parent, provided that the Company has not breached any of its obligations hereunder; (B) there shall have been a breach by Parent or the Purchaser of any of their respective covenants or agreements hereunder having a material adverse effect on Parent or materially adversely affecting (or materially delaying) the consummation of the Merger, and Parent or the Purchaser, as the case may be, has not cured such breach within thirty business days after notice by the Company thereof, PROVIDED that the Company has not breached any of its obligations hereunder; (C) the Purchaser has not timely commenced this Offer; or (D) the Company Board has received a Superior Proposal and has complied with the Merger Agreement; or

    (4) by Parent and the Purchaser if (A) there shall have been a breach of any representation or warranty on the part of the Company set forth in the Merger Agreement or if any representation or warranty of the Company shall have become untrue, and such breach shall not have been cured or such representation or warranty shall not have been made true within thirty business days after notice by Parent or the Purchaser thereof except for any inaccuracies that individually or in the aggregate have not had, and would not have, a material adverse effect on the Company, provided that Parent has not materially breached any of its obligations hereunder; (B) there shall have been a breach by the Company of its covenants or agreements hereunder having a material adverse effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Merger, and the Company has not cured such breach within thirty business days after notice by Parent or the Purchaser thereof provided that Parent has not materially breached any of its obligations; (C) the Company Board shall have recommended to the Company's shareholders a Superior Proposal;
(D) the Company Board shall have withdrawn or materially weakened its recommendation of the Merger Agreement or the Merger; (E) if the Offer has expired or has been terminated in accordance with the terms set forth below under "Certain Conditions of the Offer" without any Shares having been purchased pursuant to the Offer; (F) a tender offer or exchange offer for 15% or more of the Shares is commenced, and the Company Board, within 10 business days after such tender offer or exchange offer is commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its shareholders.

    FEES AND EXPENSES. In the event that the Merger Agreement is terminated pursuant to the following paragraphs of "Termination" as described above:

    - (3)(D), (4)(C) or (4)(D);

    - (4)(A) or (4)(B) (unless the breach or inaccuracy causing termination pursuant to either such paragraph was in all respects outside the direction or control of the Company and within twelve (12) months thereafter the Company enters into an agreement with respect to a Third Party Acquisition or a Third Party Acquisition occurs involving any party (or any affiliate thereof) (x) with whom the Company (or its agents) had negotiations with a view to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed an interest in a Third Party Acquisition, in the case of each of clauses (x), (y) and
      (z), after the date hereof and prior to such termination;

    - (4)(D) and the Company Board has withdrawn or materially weakened its recommendation following the receipt of an offer by a Third Party to consummate a Third Party Acquisition involving the payment of consideration to shareholders of the Company with a value in excess of $1.78 per Share; then the Company shall pay to Parent the amount of One Million Two Hundred Thousand Dollars ($1,200,000) immediately upon the occurrence of the event described herein. Except as specifically provided herein and except for a termination by Parent or the Purchaser pursuant to paragraph (4)(B) above in an amount which, taken together with any other amounts payable under Section 4 of the Merger Agreement, will not exceed $1,200,000, the Company, Parent and the Purchaser have agreed to bear their own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

    AMENDMENT. Subject to applicable law, the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time before or after approval of the Merger by the shareholders of the Company (if required by applicable law) but, after any such approval, no amendment will be made which requires the approval of such shareholders under applicable law without such approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties thereto.

    EXTENSION; WAIVER. At any time prior to the Effective Time, any party to the Merger Agreement may (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties of the other party contained therein or in any document, certificate or writing delivered pursuant thereto, or (3) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of any party thereto to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party thereto to assert any of its rights hereunder will not constitute a waiver of such rights.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer (subject to the provisions of the Merger Agreement), the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer, subject to the terms of the Merger Agreement, as to any Shares not then paid for, if, at any time on or after June 4, 1999 and before the time for payment for any such Shares, any of the following events exist or shall occur and remain in effect:

    (1) there has not been validly tendered and not withdrawn, prior to the expiration of the Offer, such number of Shares which, together with Shares already beneficially owned by Parent or any of its wholly-owned subsidiaries, would constitute at least the Minimum Condition; provided, however, that the

Minimum Condition must be waived by the Purchaser and the Revised Minimum Number substituted therefor as contemplated, and to the extent required, by the Merger Agreement.

    (2) Parent, the Purchaser or the Company will be subject to any final order, decree, or injunction of a court of competent jurisdiction within the United States that (A) prevents or materially delays the consummation of the Offer or the Merger, or (B) would impose any material limitation on the ability of Parent effectively to exercise full rights of ownership of the Company or the assets or business of the Company; or

    (3) there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market System or New York Stock Exchange, Inc. for a period in excess of twenty-four (24) hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) a commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States, except for the current level of hostilities in Kosovo, Bosnia, Serbia or Iraq, or (D) in the case of any of the foregoing existing at the time of the commencement of the Offer, including the current hostilities in Kosovo, Bosnia, Serbia or Iraq, a material acceleration or worsening thereof; or

    (4) any representation and warranty of the Company contained in the Merger Agreement, without regard to any qualification or reference to immateriality or Material Adverse Effect on Company (as defined in the Merger Agreement) is not true and correct as of June 4, 1999 or will not be true and correct as of the expiration of the Offer, except for any inaccuracies that, individually or in the aggregate, have not had, and would not have, a Material Adverse Effect on the Company; or

    (5) there has been a material breach by the Company of any of its agreements, covenants or obligations under this Agreement, and the breach is not curable or, if curable, is not cured by the Company within twenty (20) calendar days after receipt by the Company of written notice from Parent of such breach; or

    (6) the Merger Agreement has been terminated in accordance with its terms;
or

    (7) (A) a tender offer or exchange offer for fifteen percent (15%) or more of the outstanding Shares is commenced, and the Company Board, within ten (10) business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its shareholders; or (B) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a Third Party Acquisition; or

    (8) (A) the Company Board has withdrawn, changed or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or has recommended a proposal with respect to a Third Party Acquisition, or has adopted any resolution to effect any of the foregoing, or (B) the Company Board has recommended any proposal other than this Agreement; or

    (9) the Company has not obtained all permits, authorizations, consents, and approvals required on its part to perform its obligations under, and consummate the transactions contemplated by, the Merger Agreement, in form and substance reasonably satisfactory to Parent, or Parent and the Purchaser have not received evidence reasonably satisfactory to them of the receipt of such permits, authorizations, consents, and approvals, except for such permits, authorizations, consents or approvals that, individually or in the aggregate, have not had, and would not have, a Material Adverse Effect on the Company; or

    (10) certain employees of the Company shall not have entered into employment agreements reasonably satisfactory to Parent on substantially the terms previously agreed upon by Parent and the Company;

which in the reasonable judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

    The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

INDEMNIFICATION AGREEMENT

    The Purchaser, Parent and the Company have entered into an Indemnification Agreement, dated as of June 4, 1999 (the "Indemnification Agreement"), which provides for the reimbursement of certain costs incurred by the Company in converting and transferring the Cash Balances. In the event that the Purchaser and Parent terminate the Merger Agreement and abandon the Offer for reasons other than because of (1) the Company's breach of any representation or warranty in the Merger Agreement, (2) the Company's breach of the Merger Agreement having a material adverse effect on the Company, (3) the Company Board recommended to its shareholders a Superior Proposal, (4) a tender offer or exchange offer for 15% or more of the Shares is commenced or (5) withdrawal or weakening of its recommendation of the Offer, the Purchaser and Parent have agreed to indemnify and reimburse the Company for bank charges, prepayment penalties and opportunity costs incurred in transferring the Cash Balances.

STOCK OPTION AGREEMENT

    In connection with the Merger Agreement, the Purchaser, Parent and the Company entered into a Stock Option Agreement, dated as of June 4, 1999 (the "Stock Option Agreement"), in which the Company granted the Purchaser an irrevocable option to purchase (the "Option") a number of Shares, at a price of $1.78 per Share, which, together with the Shares beneficially owned by the Purchaser or Parent, would result in the Purchaser or Parent together beneficially owning one hundred (100) Shares more than ninety percent (90%) of the outstanding Shares following exercise of the Option. The Option expires unless it is exercised before the earlier of (1) the Effective Time, (2) termination of the Merger Agreement or termination or expiration of the Offer without the purchase of Shares in the Offer for any reason, or (3) the date on which the Purchaser waives the Minimum Condition and accepts for payment the Revised Minimum Number of Shares.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) Recommendations with respect to the Offer.

    Recommendation of the Company Board.

    At a meeting held on May 29, 1999, the Company Board, by unanimous vote of all directors (except Dr. Polan who is also a director of Parent and, accordingly, abstained from voting on all matters relating to the Offer and the Merger), (a) determined that each of the Offer, the Merger, the Stock Option Agreement, the Indemnification Agreement and the Merger Agreement is fair to and in the best interests of the Shareholders of the Company, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement, the Stock Option Agreement and the Indemnification Agreement, the execution of such agreements and the transactions contemplated by such agreements and (d) recommended that such shareholders accept the Offer and tender their Shares pursuant thereto.

    THEREFORE, THE METRA BIOSYSTEMS BOARD RECOMMENDS THAT THE PUBLIC SHAREHOLDERS TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to all shareholders of the Company communicating the recommendations of the members of the Company Board is filed as Exhibit 5 hereto and is incorporated by reference in its entirety.

    (b) Background; Reasons for the Recommendation of the Board; Opinion of EGS Securities Corp. ("EGS Securities").

    (1) BACKGROUND.

    In September 1997, senior management of the Company recommended to the Company Board that the Company evaluate its strategic alternatives by considering mergers and acquisitions as a means to enhance shareholder value, either through improving the Company's financial performance and growth potential with acquisitions that would expand the Company's product line beyond the osteoporosis sector, or by identifying attractive partners with whom the Company could merge or be acquired.

    In October 1997, the Company engaged EGS Securities, an investment banking firm focused on the healthcare and medical technology sectors, as its financial advisor to identify and approach potential candidates for mergers and acquisitions and to assist in structuring and negotiating any transactions. Beginning in November 1997, EGS Securities and the Company contacted over 65 potential partners and several investment banking firms with expertise in the medical technology sector, to explore the partnering alternatives available to the Company, including acquisitions, mergers and the sale of the Company. From the engagement of EGS Securities until June 1998, EGS Securities and the Company held meetings with over 15 companies, which had indicated an interest in partnering with the Company and held preliminary negotiations with several companies. The Company Board fully considered these potential transactions, but none resulted in a transaction that met the goals and objectives of both parties.

    In November 1997, Mr. George Dunbar, President and Chief Executive Officer of the Company, initiated discussions about combining the two companies with Mr. Steven Frankel, then-President and Chief Executive Officer of Parent, which were inconclusive. Mr. Frankel resigned as President and Chief Executive Officer of Parent on March 2, 1998.

    On March 11, 1998, Mr. Dunbar contacted Mr. Thomas Glaze, a board member of Parent, to discuss a transaction between Parent and the Company and asked Mr. Glaze to help facilitate a meeting with Mr. Andre de Bruin, then-Vice Chairman of Parent. A meeting was scheduled for April 1998.

    On April 17, 1998, Mr. Dunbar, Mr. James McLaren and Ms. Jennifer Lloyd of EGS Securities, Mr. de Bruin, Mr. Steven Burke, then-Chief Financial Officer of Parent and representatives of J.P. Morgan, Parent's former financial advisor, met in Denver to discuss a potential transaction. The companies agreed to pursue discussions. Following this meeting, EGS Securities and J.P. Morgan worked on an integrated merger model and discussed certain terms for a transaction. Given that Parent was in a period of transition (without a Chief Executive Officer) and the Company was simultaneously negotiating another transaction, no agreement was reached, and discussions ceased with a mutual understanding that talks could resume if circumstances changed.

    In June 1998, the Company Board made a firm offer to acquire a privately held company in the medical diagnostics industry. EGS Securities and the Company negotiated extensively with such company until July 1998, at which time that company determined to accept an all-cash offer that was higher in value than the Company's proposal and exceeded the Company's cash resources available for acquisitions.

    In July 1998, Mr. Dunbar made an employment offer to Ms. Lloyd, then a Vice President in the investment banking group at EGS Securities, to join the Company as Vice President of Corporate Development. Mr. Dunbar had determined that Ms. Lloyd's direct employment at the Company for a limited time period would help facilitate the Company's evaluation of strategic alternatives. Ms. Lloyd joined the Company on September 1, 1998.

    In September 1998, EGS Securities and the Company approached approximately 20 companies, including several companies that had not been contacted previously, to explore further strategic discussions. At this time, the Company initiated discussions with Spectral Diagnostics Inc., having met senior management of Spectral at the American Association of Clinical Chemistry conference in Chicago in

August 1998 and having mutually explored a collaboration to acquire platform technologies for quantitative point-of-care testing. Spectral Diagnostics retained First Marathon Securities in Toronto as its financial advisor. Spectral, the Company and their respective legal and financial advisors negotiated the terms of the transaction, and on December 16, 1998, the Company and Spectral announced an agreement to effect a merger of equals, which valued the Company's shares at a premium to the then-current and recent historical stock price but at a discount to the Company's cash value per share. It became apparent that the transaction lacked sufficient support to secure shareholder approval, and on January 26, 1998, the Company and Spectral terminated the agreement by mutual consent and announced publicly that the Company Board would evaluate broad strategic alternatives to maximize shareholder value, including combinations with other companies.

    On January 29, 1999, Ms. Lloyd contacted Mr. Charles Cashion, who had recently joined Parent as Senior Vice President, Corporate Operations, and Chief Financial Officer, to solicit Parent's interest in resuming discussions with the Company. Mr. Cashion discussed the opportunity with Mr. de Bruin and called Ms. Lloyd to confirm that Parent would be interested in discussing a transaction with the Company. Mr. Dunbar called Mr. de Bruin to discuss the opportunity, and Mr. de Bruin sent Mr. Dunbar a letter indicated Parent's interest in pursuing discussions. Ms. Lloyd sent Parent an information memorandum on the Company and arranged a meeting between the two companies for February 12, 1999.

    On February 3, 1999, the Company Board authorized a formal process for maximizing shareholder value through the sale of the Company. EGS Securities and the Company contacted or reinitiated discussions with 36 companies and eight investment banking firms, and distributed information memoranda to 20 companies who indicated an interest in pursuing discussions. Six companies met with the Company over the next few weeks, resulting in five proposals for transactions.

    During the week of February 12th, Parent engaged Bay City Capital LLC as its financial advisor. John D. Diekman, Ph.D. is a Board member of Parent and a managing director of Bay City Capital LLC (accordingly Dr. Diekman abstained from voting on all matters relating to the Offer and the Merger). On February 12, 1999, Mr. de Bruin, Mr. Cashion, Ms. Donna McGill, Vice President of Strategic Business Management and Women's Health for Parent, Dr. Diekman and Mr. Kirby Bartlett of Bay City Capital LLC, Mr. McLaren of EGS Securities and the Company's senior management met to discuss a potential acquisition of the Company by Parent. At the conclusion of the meeting, Parent informed the Company that they were interested in pursuing discussions and would consider various transaction structures in preparing a proposal over the next week. The parties continued their discussions by telephone over the next several days regarding strategic fit, synergies, valuation and structure for a transaction.

    On February 25, 1999, Parent sent the Company a letter outlining a proposed merger transaction and a valuation methodology, but not an absolute valuation, with the majority of the consideration to be paid in cash and part of the consideration to be paid in Parent stock. The Company, Parent and their respective advisors negotiated the terms of the proposal over the next eight days.

    On March 4, 1999, the Company Board met to consider the revised proposal and the four other proposals available to the Company. Three of the other proposals were all-stock proposals from Nasdaq-listed companies with relatively low liquidity. The other proposal was from a foreign company whose shares were relatively illiquid and not listed in the United States, and included an option for shareholders to be paid up to 32% of the consideration in cash. Although this last transaction was attractive from an operations perspective, specifically with regard to synergies and opportunities for research and development collaboration, the Company Board determined that the Parent transaction was the superior financial proposal and elected to pursue the Parent transaction on an exclusive basis and directed EGS Securities and the Company's management to negotiate certain terms of the agreement.

    On March 5, 1999, Mr. Dunbar signed the revised proposal and delivered it to Mr. de Bruin. On March 8, 1999, the Company announced publicly that it had signed an agreement with an unnamed party to enter into an initial 30-day period of exclusivity to negotiate a definitive agreement to sell the Company.

    During the initial 30-day period of exclusivity, representatives from Parent and its advisors, including Bay City Capital, Ernst & Young, Gibson, Dunn & Crutcher and Townsend & Townsend & Crew LLP, conducted due diligence at the Company's headquarters in Mountain View, California and by telephone. During such period, Parent, the Company and their respective legal and financial advisors conducted further negotiations of the terms of the transaction. Specifically, on March 10, 1999, Bay City Capital LLC and EGS Securities met in Palo Alto, California to discuss the financial terms of the transaction. On March 18, 1999, members of both working groups met in Mountain View, California to further the due diligence process.

    On March 22, 1999, the Company's management, EGS Securities, and the Company Board members Ms. Mariann Byerwalter and Dr. Greg Lawless met with Parent's management and Bay City Capital to conduct due diligence on Parent at Parent's headquarters in San Diego, California.

    From March 22, 1999 through April 7, 1999, the parties continued their negotiations, and on April 7, 1999, Parent delivered to the Company a second revised proposal for an all-cash transaction with two potential structures, either (i) $1.65 per share at closing or (ii) $1.50 per share at closing plus an additional payment in two years contingent upon several milestones and certain events.

    On April 8, 1999, the initial 30-day period of exclusivity had expired, and the Company Board met to consider the second revised proposal, concluding that a subcommittee of the Board, including Mr. Dunbar, Mr. Craig Taylor and Mr. John Castello, would request a meeting with Mr. de Bruin and Dr. Diekman to negotiate certain terms of the transaction. This meeting was held in Palo Alto, California on April 13, 1999. On April 14, 1999, representatives from EGS Securities and Bay City Capital LLC held a conference call to discuss further issues related to the financial terms of the transaction. On April 15, 1999, Parent delivered a third revised proposal to the Company. The third revised proposal consisted of an all-cash transaction with two potential structures, either (a) $1.75 per share at closing or (b) $1.72 per share plus up to $0.16 per share in escrow to be paid after two years contingent upon certain events.

    On April 18, 1999, the Company Board met to consider the Company's various alternatives, and after lengthy discussion, agreed to accept Parent's third revised proposal, indicating a strong preference that the transaction be structured as a tender offer. The Company granted Parent an additional exclusivity period until April 29, 1999, to allow Parent's Board to consider the transaction for approval at its scheduled meeting on April 27, 1999.

    On April 27, 1999, Parent's Board of Directors met to approve in principle the proposed terms for an acquisition of the Company. At this meeting, Parent's Board of Directors also established a special committee comprised of Messrs. de Bruin, Glaze and Mr. Richard C.E. Morgan. The special committee was authorized to review and approve the Merger Agreement. Dr. Mary Lake Polan, who is also a director of the Company, abstained from voting in any of the matters relating to the Offer and the Merger. On May 1, 1999, Parent's legal counsel delivered to the Company a draft Merger Agreement. From May 1, 1999 through June 4, 1999, Parent, the Company and their respective advisors negotiated further the terms of the Merger Agreement.

    On May 16, 1999, Parent increased its offer to $1.78 per share, structured as an all-cash tender offer with no escrow provision.

    On May 24, 1999, the Company Board held a special meeting in person and via teleconference, in which all of the members were present. EGS Securities made a presentation regarding certain financial analyses it had performed in connection with its review of the Offer and Merger and indicated that it was prepared to render an opinion that, subject to certain assumptions and qualifications, the consideration to be received by the holders of the Company's Common Stock in the Offer and Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. Representatives of Venture Law Group and Orrick, Herrington & Sutcliffe LLP also gave a presentation regarding the various legal aspects of the transaction as well as a summary of the principal terms of the Merger Agreement.

    On May 25, 1999, the special committee of Parent's Board of Directors, together with Dr. Diekman and Parent's legal advisors, met telephonically to discuss the transaction. Following discussion among the members of the special committee, the special committee unanimously approved the transaction.

    On May 29, 1999, the Company Board held a special meeting via teleconference, in which all of the members were present. EGS Securities updated its presentation regarding certain financial analyses it had performed in connection with its review of the Offer and Merger, and rendered its oral opinion, subsequently confirmed in writing, that subject to certain assumptions and qualifications, the consideration to be received by the holders of the Company's Common Stock in the Offer and Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. Representatives of Venture Law Group and Orrick, Herrington & Sutcliffe LLP also gave an update on the various legal aspects of the transaction. At the conclusion of this meeting, the Company Board unanimously (except for Dr. Polan who is also a director of Parent and, accordingly, abstained from voting on all matters relating to the Offer and the Merger), approved the Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the Indemnification Agreement, determined that the Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the Indemnification Agreement are fair to and in the best interests of the shareholders of the Company, and recommended that the shareholders accept the Offer and tender their Shares pursuant thereto.

    Between May 29, 1999 and June 4, 1999, there were various telephone conversations among representatives of Parent and the Company and their respective legal advisors, during which discussions of several remaining issues relating to the terms of the Merger Agreement were negotiated and resolved.

    On June 4, 1999, the Merger Agreement, the Stock Option Agreement and the Indemnification Agreement were executed and a joint press release was issued by the two parties prior to the opening of the U.S. stock markets on June 7, 1999.

    On June 9, 1999, the Purchaser commenced the Offer.

    (2) REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD.

    In reaching its determination described above, the Company Board considered a number of factors, including, without limitation, the following:

    (i) The amount of consideration to be received by the Company's shareholders in the Offer and the Merger pursuant to the Merger Agreement, as well as the fact that shareholders would receive a cash payment with no financing condition;

    (ii) The Company's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of the Company going forward as an independent company;

   (iii) The possible alternatives to the Offer and the Merger (including liquidation of the Company, proposals made by other potential acquirors and the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's shareholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

    (iv) The current status of the medical diagnostics industry (specifically, the current industry trend toward sector consolidation) and the potential for the Company's products within a greater diagnostic infrastructure, and additional product offerings under Parent's new Women's Health initiative;

    (v) The financial condition, historical results of operations and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

    (vi) Other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

   (vii) The fact that the cash consideration to be paid in the Offer and as the consideration in the Merger ($1.78 at closing) represents a premium of approximately 97.2% over the 30-day average closing sale price for the Shares on the Nasdaq National Market System of $0.90 as of April 19, 1999 and a premium of approximately 83.7% over the $0.97 closing sale price for the Shares on the Nasdaq National Market System 30 trading days prior, to April 19, 1999; a premium of approximately 67.5% over the $1 1/16 closing sale price for the Shares on the Nasdaq National Market on May 28, 1999, the last trading day prior to the approval of the Merger Agreement;

  (viii) Current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

    (ix) The opinion of EGS Securities Corp., dated May 29, 1999, that as of such date, the proposed consideration to be received by holders of Shares in the Offer and Merger pursuant to the Merger Agreement was fair to such shareholders from a financial point of view. A copy of the EGS Securities Corp. opinion is attached to this Schedule 14D-9 as Annex B. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by EGS Securities. In connection with delivering its opinion, EGS Securities made presentations to the Company Board at its meetings on May 24 and 29, 1999, as to various financial and other matters underlying such opinion;

    (x) The likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, in particular the Bank of America Commitment Letter, and that the proposed acquisition would be consummated more quickly than a stock-for-stock merger and, on the other hand, the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on (a) the Company's sales and operating results, (b) progress of certain development projects and (c) the Company's stock price; and

    (xi) The terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; and the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company in the manner provided in the Merger Agreement, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's compliance with the terms of the Merger Agreement and the Company's obligation to pay the termination fee in the amount and in the manner described in the Merger Agreement.

    The Company Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

    The Company Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a premium over the price at which the Shares were traded during the period prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Company Board believes that the loss of this opportunity was fully reflected in the Offer price of $1.78 per Share. The Company Board recognized that there can be no assurance as to the level of growth or profits to be attained by Company, if it remained independent, or by the Surviving Corporation in the future.

    It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business and may explore other merger or acquisition opportunities.

    THE FULL TEXT OF THE WRITTEN OPINION OF EGS SECURITES IS ATTACHED HERETO AS ANNEX B. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. SUCH OPINION IS DIRECTED TO THE COMPANY BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND ADDRESSES ONLY THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN PARENT AND ITS AFFILIATES) IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT. SUCH OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER. IN LIGHT OF THE FACTORS SET FORTH ABOVE, THE BOARD RESOLVED UNANIMOUSLY TO APPROVE THE OFFER, THE MERGER, THE MERGER AGREEMENT, THE STOCK OPTION AGREEMENT, AND THE INDEMNIFICATION AGREEMENT, AND DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER, THE MERGER AGREEMENT, AND THE STOCK OPTION AGREEMENT, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDED (EXCEPT FOR DR. POLAN WHO DID NOT VOTE) THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    In connection with the Offer and other matters arising in connection therewith, EGS Securities has been retained as the exclusive financial advisor to the Company Board. EGS Securities has served as the Company's advisor in connection with potential corporate partners and acquirors. Affiliates of EGS Securities own 87,000 shares of the Company's Common Stock.

    Pursuant to an engagement letter, dated October 10, 1997 (the "Engagement Letter"), EGS Securities agreed to render financial advice and assistance to the Company in connection with a possible merger, sale or other strategic combination involving the Company (a "Transaction"), including advice and assistance with respect to defining objectives, performing valuation analysis, and structuring, planning and negotiating a Transaction.

    Pursuant to the Engagement Letter, the Company has agreed to pay EGS Securities the following fees: (i) a fee of approximately $30,000 upon signing the Engagement Letter, $30,000 three months thereafter and $20,000 at the beginning of each subsequent three month period, plus reimbursement of out-of-pocket expenses; and (ii) upon consummation of a Transaction, a fee of 4% of the first $5 million of consideration, 3% of the second $5 million of consideration, 2% of the third $5 million of consideration, 1 1/2% of the fourth $5 million of consideration and 1% of the next $10 million of consideration involved in the completed Transaction, depending on the amount of the consideration received in a Transaction.

    In addition, at the Company's request, EGS Securities has rendered an opinion letter to the Company with respect to the fairness of the consideration to be received by the holders of the Company's Common Stock in the Offer and the Merger. The Company has agreed to pay EGS Securities $100,000 for delivery of the opinion letter.

    EGS Securities is an investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected EGS Securities as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the healthcare and medical technology and investment communities, and its knowledge of and familiarity with the Company.

    Prior to joining the Company in September 1998, Jennifer Lloyd, the Company's Vice President of Corporate Development, worked with the Company in her capacity as Vice President of Healthcare Investment Banking at EGS Securities in New York. Since joining Metra, Ms. Lloyd has worked on a limited basis for EGS Securities on projects that do not conflict with her responsibilities at the Company. Since joining the Company, she has not been employed by EGS Securities in connection with matters related to this transaction and does not have a change of control agreement with the Company.

    Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to the Public Shareholders on behalf of the Company concerning the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates. Certain officers of the Company have acquired beneficial ownership of Shares under the Company's Employee Stock Purchase Plan, which acquisitions are not material.

    (b) The Company has been advised by its executive officers and directors who own Publicly Held Shares, either directly or beneficially, that they intend to tender such Shares to Purchaser pursuant to the Offer. The Company has not been advised by its affiliates who own Publicly Held Shares, either directly or beneficially, whether they intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as described in Items 3 and 4 above, including as set forth in the Offer, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    Other. In addition, reference is hereby made to the Offer to Purchase (including without limitation Item 15 thereof) and the related Letter of Transmittal, which are attached as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference herein in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1    Form of Offer to Purchase, dated June 9, 1999 (incorporated by reference to
             Exhibit (a)(1) to Parent and the Purchaser's Tender Offer Statement on Schedule
             14D-1 dated June 9, 1999 (the "Schedule 14D-1")).

Exhibit 2    Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).

Exhibit 3    Agreement and Plan of Merger, dated as of June 4, 1999, among Metra Biosystems,
             Inc., MBS Acquisition Corporation and Quidel (incorporated by reference to
             Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 4    Stock Option Agreement, dated as of June 4, 1999, among Metra Biosystems, Inc.,
             MBS Acquisition Corporation and Quidel (incorporated by reference to Exhibit
             (c)(2) to the Schedule 14D-1).

Exhibit 5    Letter to Shareholders of Metra Biosystems, Inc. dated June 9, 1999.*

Exhibit 6    Indemnification Agreement between Quidel, MBS Acquisition Corporation and Metra
             Biosystems, Inc. dated as of June 4, 1999 (incorporated by reference to Exhibit
             (c)(3) to the Schedule 14D-1).

Exhibit 7    Press Release issued June 7, 1999 (incorporated by reference to Exhibit (a)(7)
             to the Schedule 14D-1).

Exhibit 8    Form of Change of Control Agreement.(A)

Exhibit 9    Preferred Shares Rights Agreement, dated as of August 21, 1996, between Metra
             Biosystems, Inc. and The First National Bank of Boston, including the
             Certificate of Determination of Rights, Preferences and Privileges of Series A
             Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.(B)

Exhibit 10   Amendment No. 1 to Preferred Shares Rights Agreement, dated as of January 17,
             1997, between Metra Biosystems, Inc. and The First National Bank of Boston.(C)

Exhibit 11   Amendment No. 2 to Preferred Shares Rights Agreement, dated as of November 3,
             1998, between Metra Biosystems, Inc. and American Stock Transfer & Trust
             Company.(D)

Exhibit 12   Amendment No. 3 to Preferred Shares Rights Agreement, dated as of June 4, 1999, between Metra Biosystems, Inc. and American Stock Transfer & Trust Company.(E)

ANNEX A      INFORMATION STATEMENT

ANNEX B      OPINION OF EGS SECURITIES CORP.

------------------------

*   Included with Schedule 14D-9 mailed to shareholders.

(A) Incorporated by reference to an exhibit to the Company's Annual Report on Form 10-K filed on September 27, 1997.

(B) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A filed on August 22, 1996.

(C) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on January 27, 1997.

(D) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on November 16, 1998.

(E) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on June 7, 1999.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

    Date: June 9, 1999

                                METRA BIOSYSTEMS, INC.

                                By:          /s/ GEORGE W. DUNBAR, JR.
                                     -----------------------------------------
                                               George W. Dunbar, Jr.
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                         ANNEX A

                             METRA BIOSYSTEMS, INC.
            265 NORTH WHISMAN ROAD, MOUNTAIN VIEW, CALIFORNIA 94043
                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

    This Information Statement (the "Statement") is being mailed on or about June 9, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Metra Biosystems, Inc., a California corporation (the "Company"), with respect to the tender offer by MBS Acquisition Corporation (the "Purchaser"), a Delaware corporation, and a wholly-owned subsidiary of Quidel, a corporation organized and existing under the laws of Delaware ("Parent"), for shares of the Company's Common Stock, par value $0.001 including the associated Preferred Shares Purchase Rights ("Shares") per share. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Statement is furnished in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board of Directors (the "Company Board"). The Agreement and Plan of Merger by and among the Company, Parent and the Purchaser, dated as of June 4, 1999 (as the same may be amended from time to time, the "Merger Agreement"), provides that promptly upon the acceptance for payment by the Purchaser or any other subsidiary of Parent of Shares purchased pursuant to the Offer, and from time to time thereafter as Shares are acquired by Parent or any of its subsidiaries, Parent will be entitled to designate such number of directors ("Parent Designees"), rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board equal to that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the ratio of the aggregate number of Shares beneficially owned by the Purchaser, Parent or any of their affiliates (including Shares accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates, which would not include Parent, the Purchaser or their affiliates) to the number of Shares outstanding. However, if the Purchaser has acquired the Revised Minimum Number of Shares in the Offer, such number of directors will be rounded up to the greatest whole number plus one to give the Purchaser at least a majority of the members of the Company Board. Furthermore, in the event that Purchaser's designees are appointed or elected to the Company Board, until the Effective Time the Company Board will have at least one director who is a director on the date of the Merger Agreement and who is not an executive officer of the Company (the "Independent Director"). At such times, the Company will also cause (i) each committee of the Company Board, (ii) if requested by Parent, the board of directors of each of the Company's subsidiaries and (iii) if requested by Parent, each committee of such subsidiaries' boards of directors to include persons designated by Parent constituting the same percentage of each such committee or board of directors as Parent's Designees are of the Company Board. The Company will, upon request by Parent, promptly increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be elected or appointed to the Company Board and will cause Parent's designees to be so elected or appointed.

    Following the election or appointment of Parent's designees and prior to the Effective Time, the approval of a majority of the Independent Directors will be required to authorize (i) any amendment that would be adverse to the holders of Shares, (ii) any termination of the Merger Agreement by the Company, (iii) any consent by the Company to any extension of the time for performance of any of the obligations or other acts of Parent or the Purchaser, (iv) any waiver by the Company of compliance with any of the covenants or conditions contained in the Merger Agreement for the benefit of the Company or any other rights of the Company under the Merger Agreement, or (v) the exercise of any of the Company's rights, remedies or benefits under the Merger Agreement.

    This Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Statement carefully. You are not, however, required to take any action. The Offer commenced on June 9, 1999 and is scheduled to expire at 5:00 pm, New York City time, on July 8, 1999, unless extended. The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information. At the close of business on June 4, 1999, there were 12,696,935 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of the Company's directors, each of which entitles its record holder to one vote.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

    Parent has informed the Company that it currently intends to choose the Parent Designees it has the right to designate to the Company Board pursuant to the Merger Agreement from the officers and employees of Parent and the Purchaser listed below.

    The Company's By-Laws currently provide for not less than five nor more than nine directors and currently authorize eight directors.

                                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                            AGE            MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------------------      ---      ---------------------------------------------------------------
Andre de Bruin............................          51   President and Chief Executive Officer of Parent (1998 to
                                                         present); and President and Chief Executive Officer of
                                                         Somatogen, Inc. (1994 to 1998). Mr. de Bruin serves on the
                                                         Board of Directors of Diametrics Medical, Inc., a public
                                                         company that manufactures and markets proprietary critical care blood and tissue analysis systems.

Richard C. E. Morgan......................          53   Managing Partner of Amphion Capital Management LLC, the
                                                         successor to Wolfensohn Partners, L.P. (1986 to present). Mr.
                                                         Morgan is currently Chairman and director of AXCESS Inc., a publicly traded, digital security systems company, and a
                                                         director of: Celgene Corporation, a publicly traded
                                                         biotechnology company; SEQUUS Pharmaceuticals, Inc., a publicly traded biotechnology company; ChromaVision Medical Systems,
                                                         Inc., a publicly traded medical diagnostics company; and Indigo
                                                         N.V., a publicly traded digital printing systems company.

Thomas A. Glaze...........................          51   Chief Executive Officer of Metabolex, Inc. (1991 to present).

John D. Diekeman, Ph.D....................          55   Chairman of Affymetrix Inc. (1993 to present); and Managing
                                                         Director of Bay City Capital LLC (1998 to present).

Faye Wattleton............................          54   President of Center for Gender Equality; and President of The
                                                         Planned Parenthood Foundation of America. She presently serves on the Boards of Directors of Estee Lauder Companies, Empire
                                                         Blue Cross and Blue Shield, Biotechnology General, and The
                                                         Henry Kaiser Family Foundation.

    Parent has advised the Company that each of the individuals listed above has consented to act as a director, if so designated. Parent has also advised the Company that, to the best knowledge of Parent or Purchaser, none of such individuals (i) currently is a director of, or holds, any position with, the Company, (ii) beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or (iii) has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

    It is expected that the Parent Designees may assume office at any time following the purchase by Parent or Purchaser, as applicable, of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchases cannot be earlier than July 8, 1999.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

NAME                                               AGE                  PRINCIPAL OCCUPATION               DIRECTOR SINCE
---------------------------------------------      ---      ---------------------------------------------  ---------------

George W. Dunbar, Jr.........................          51   President, Chief Executive Officer, Chief
                                                            Financial Officer and Director                         1991

Claude D. Arnaud, M.D........................          68   Director                                               1990

Mariann Byerwalter...........................          38   Director                                               1998

John L. Castello.............................          62   Director                                               1993

Gregory B. Lawless, Ph.D.....................          58   Director                                               1998

Mary Lake Polan, M.D., Ph.D..................          54   Director                                               1992

Craig C. Taylor..............................          48   Director                                               1991

Gerald J. Allen, Ph.D........................          48   Vice President, Research and Development

John F. Coombes..............................          54   Vice President, Sales & Marketing

Debby R. Dean................................          42   Vice President, Human Resources and
                                                            Administration

S. Jennifer Lloyd............................          27   Vice President, Corporate Development

    The officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any of the directors or executive officers of the Company.

    Mr. Dunbar joined the Company as President, Chief Executive Officer and Director in July 1991. Prior to joining the Company, he was the Vice President of Licensing and Business Development of The Ares-Serono Group ("Ares-Serono"), a Swiss health care company that markets pharmaceutical, diagnostic and veterinary products worldwide, from 1988 until 1991, where he established a licensing and acquisition group for its health care divisions. From 1974 until 1987, he held various senior management positions with Amersham International ("Amersham"), a health care and life sciences company, where he most recently served as Vice President for its Life Sciences business in North America. Mr. Dunbar also served as Amersham's General Manager of Pacific Rim markets and Eastern Regional operations and, prior to that, he managed the international marketing of Amersham's medical and industrial radioisotopes. Mr. Dunbar also serves as a director of Sonus Pharmaceuticals Inc., LJL Biosystems Inc., Valley Medical Center Foundation, and Metra Biosystems (U.K.) Ltd., the Company's wholly owned subsidiary. Mr. Dunbar holds a B.S. in electrical engineering and an M.B.A. from Auburn University, and sits on the Auburn School of Business M.B.A. Advisory Committee.

    Dr. Arnaud is a co-founder of the Company, a member of its Scientific Advisory Board, and joined the Company's Board of Directors in July 1990. Since 1981, Dr. Arnaud has been affiliated with the University of California at San Francisco ("UCSF") and is currently Professor of Medicine and Physiology, Director of Programs in Osteoporosis and Bone Biology, and Director of the Center for Osteoporosis and Metabolic Bone Disease at UCSF. Dr. Arnaud has served on several editorial advisory boards, including the Journal of Bone and Mineral Research, Calcified Tissue International, Bone, and Osteoporosis International. He is a founder and former president of the American Society of Bone and Mineral Research and is a recipient of that society's William F. Newman Award for excellence in research and teaching. Dr. Arnaud received his B.A. in medicine from Columbia College, his M.D. from New York Medical College, and completed postdoctoral work at the University of Wisconsin.

    Ms. Byerwalter joined the Company's Board of Directors in February 1998. She became Stanford's vice president for business affairs and chief financial officer in 1996. She was co-founder and partner of America First Financial Corporation. Ms. Byerwalter was the chief operating officer and chief financial officer of America First Holdings and from 1993 to 1996, CFO of EurekaBank. Ms. Byerwalter holds an M.B.A. degree from Harvard University and a bachelor's degree from Stanford. She was a director of EurekaBank from 1988 until its sale in 1998. She is a director of America First Companies of Omaha, Nebraska, and of Stanford Health Services.

    Mr. Castello joined the Company's Board of Directors in July 1993. He is the Chairman, President and Chief Executive Officer of XOMA Corporation ("XOMA"), a human therapeutics and biotechnology company. Prior to joining XOMA in 1992, Mr. Castello was with Ares-Serono where he served as President and Chief Operating Officer from 1988 to 1992. Mr. Castello is also a director of Cholestech Corporation, a medical diagnostics company, and Alpha Therapeutics. Mr. Castello holds a B.S. in mechanical and industrial engineering from the University of Notre Dame.

    Dr. Lawless joined the Company's Board of Directors in February 1998. He has seventeen years' experience as a chief executive in the healthcare industry in both pharmaceutical and diagnostic businesses in both large and small company settings. His most recent assignment was President and CEO of Cygnus, a drug delivery and diagnostics company in Redwood City, CA. Before joining Cygnus, from 1989 to 1992, he was president and chief operating officer of Chiron Corporation. Prior to joining Chiron, Dr. Lawless was affiliated with DuPont Company in various management positions in its healthcare businesses. He holds a B.S. degree in pharmacy from Fordham University, an M.S. degree in analytical chemistry from St. John's University (New York), and a Ph.D. in physical biochemistry from Temple University in Philadelphia.

    Dr. Polan has served as a member of the Company's Board of Directors since August 1992. She is the Chair of the Department of Gynecology and Obstetrics at Stanford University School of Medicine. Previously, Dr. Polan was an Associate Professor in the Department of Obstetrics and Gynecology at Yale University. She has been a member of the Board of Health Sciences Policy of the Institute of Medicine, a unit of the National Academy of Sciences, since 1992. Dr. Polan is also a director of Quidel Corporation, a human diagnostics company, Gynecare, Inc., a medical device company, and American Home Products, a pharmaceutical and consumer products company. Dr. Polan received her B.A. in chemistry from Connecticut College and a Ph.D. in biophysics, biochemistry and medicine from Yale University.

    Mr. Taylor joined the Company's Board of Directors in August 1991. He joined Asset Management Company in 1977 and is a general partner of Asset Management Associates and as well as associated private venture capital partnerships, one of which is a shareholder of the Company. Mr. Taylor serves as a director of Lynx Therapeutics, Inc., and Pharmacyclics, Inc., which are human therapeutics companies. Mr. Taylor received a B.S. and M.S. in physics from Brown University and an M.B.A. from Stanford University.

    Dr. Allen joined the Company as Vice President Research and Development in June 1997. Dr. Allen has worked in the commercial immunoassay industry since 1975 with various companies including Amersham International, Serono Diagnostics, and G.D. Searle. From 1991 to 1997, Dr. Allen was Vice President Diagnostics at R & D Systems, Inc. in Minneapolis. Dr. Allen received his B.S. and Ph.D. degrees from The University of Bristol.

    Mr. Coombes joined the Company in November 1993 as Director, European Sales. Mr. Coombes was appointed Vice President, Sales and Marketing in June 1997 after serving as Vice President International since August 1996 and previously as Director, European Operations and Managing Director of Metra Biosystems (U.K) from November 1994 to August 1996. Previously, Mr. Coombes held positions in European sales management at T Cell Diagnostics, a division of T Cell Sciences, a biotechnology company, Digen Limited, a distributor for Gene Trak Systems, and Gene Trak Systems, a human diagnostics, food industry and industrial biotechnology company. Mr. Coombes received an Ordinary National Diploma in chemistry from Bromsgrove College in Worcestershire, England and Higher National Diplomas in chemistry and analytical chemistry from Lanchester Polytechnic in Coventry, England.

    Ms. Dean joined the Company as Senior Director of Human Resources and Administration in September 1995, and was appointed Vice President Human Resources and Administration in July 1997. From 1992 to 1995, Ms. Dean was Vice President, Corporate Administration & Communications at DNX Corporation, a biopharmaceutical company. Prior to DNX, Ms. Dean worked with Serono, as Director, Human Resources. Ms. Dean received a B.S. in Management from Allentown College, and an M.B.A. from Lehigh University.

    Ms. Lloyd joined the Company as Vice President of Corporate Development in September 1998. Prior to joining the Company, Ms. Lloyd worked with the Company in her capacity as Vice President of Healthcare Investment Banking at EGS Securities Corp. in New York. Since joining the Company, Ms. Lloyd has worked on a limited basis for EGS Securities on projects that do not conflict with her responsibilities at the Company but has not been employed by EGS Securities in connection with matters related to the Company and does not have a change of control agreement with the Company. Prior to joining EGS Securities, Ms. Lloyd worked in the Investment Banking Division of Goldman, Sachs & Co., with a focus on the healthcare industry. Ms. Lloyd received a B.A. from the University of North Carolina at Chapel Hill.

CORPORATE GOVERNANCE

    Meetings and Committees of the Board of Directors

    During the period from July 1, 1997 through June 30, 1998 (the "last fiscal year"), the Board met seven times and no director nominee attended fewer than 75% of the aggregate number of meetings of the Board and meetings of the committees of the Board on which he or she serves. The Board has an Audit Committee and a Compensation Committee. The Board does not have a nominating committee or a committee performing the functions of a nominating committee. Although there are no formal procedures for shareholders to nominate persons to serve as directors, the Board will consider nominations from shareholders, which should be addressed to George Dunbar at the Company's address set forth above.

    The Audit Committee, which currently consists of directors Byerwalter, Polan, and Taylor, held two meetings during the last fiscal year. The Audit Committee recommends the engagement of the firm of certified public accountants to audit the financial statements of the Company and monitors the effectiveness of the audit effort, the Company's financial and accounting organization, and its system of internal accounting controls.

    The Compensation Committee which currently consists of directors Arnaud, Castello, and Lawless, held five meetings during the last fiscal year. Its functions are to establish and administer the Company's policies regarding annual executive salaries, cash incentives, and long-term equity incentives. The Compensation Committee administers the Company's 1995 Stock Option Plan, 1995 Directors' Stock Option Plan, 1995 Employee Stock Purchase Plan and 1990 Incentive Stock Plan.

COMPENSATION OF DIRECTORS

    Effective March 3, 1997, non-employee directors receive cash compensation for meeting attendance as follows: $1,000 for each meeting of the Board of Directors attended; $500 for attending committee meetings held on days upon which the full Board of Directors does not meet; and $500 for telephonic meetings more than one-half hour in duration. Additionally, directors are reimbursed for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board. The Company's 1995 Directors' Stock Option Plan (the "Directors' Plan") provides that each person who becomes a non-employee director of the Company will be granted a non-statutory stock option to purchase 10,000 shares of Common Stock on the date on which the optionee first becomes a non-employee director of the Company. Thereafter, on the date of each annual meeting of the Company's shareholders at which such director is elected, each such non-employee director shall be granted an additional option to purchase 5,000 shares of Common Stock if, on such date, he or she shall have served on the Company's Board of Directors for at least six months.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information that has been provided to the Company with respect to beneficial ownership of shares of the Company's Common Stock as of May 31, 1999 for (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the Company's Chief Executive Officer and the Company's other four most highly paid executive officers who earned in excess of $100,000 during the fiscal year ended June 30, 1998 (collectively, the "Named Executive Officers"), (iii) each director of the Company and (iv) all directors and executive officers of the Company as a group.

                                                                                  SHARES         PERCENT OF SHARES
                                                                               BENEFICIALLY     BENEFICIALLY OWNED
NAME                                                                             OWNED(1)             (1)(2)
---------------------------------------------------------------------------  -----------------  -------------------
Citigroup Inc. (3).........................................................       1,659,272              13.07%
State of Wisconsin Investment Board (4)....................................       1,310,000              10.32
Mitchell & Henry, Inc. (5).................................................       1,166,500               9.19
Weiss, Peck & Greer, L.L.C. (6)............................................         926,290               7.30
George W. Dunbar, Jr. (7)..................................................         250,628               1.96
John F. Coombes (8)........................................................          56,760                  *
Debby R. Dean (9)..........................................................          34,787
Gerald J. Allen, Ph.D. (10)................................................          39,061                  *
Kurt E. Amundson (11)......................................................           4,099                  *
Ronald T. Steckel (12).....................................................          21,639                  *
Claude D. Arnaud, M.D. (13)................................................          77,498                  *
Mariann Byerwalter (14)....................................................           5,000                  *
John L. Castello (15)......................................................          30,833                  *
Gregory B. Lawless, Ph.D (16)..............................................          71,666                  *
Mary Lake Polan, M.D., Ph.D. (17)..........................................          46,664                  *
Asset Management Associates 1989, LP (18)..................................         581,428               4.73
Craig C. Taylor (18).......................................................         601,428               4.73
All directors and executive officers as a group (12 persons) (7) to (18)...       1,240,063               9.45%

------------------------

   * Less than 1%.

 (1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Unless otherwise indicated, the address of each person listed is 265 N. Whisman Road, Mountain View, CA 94043.

 (2) Calculations of percentage of beneficial ownership assume the exercise by only the respective named shareholder of all options for the purchase of Common Stock held by such shareholder which are exercisable within 60 days of May 31, 1999.

 (3) Based on a Schedule 13G filed January 22, 1999. Citigroup Inc. shares with Salomon Smith Barney Inc., Salomon Brothers Holding Company Inc and Salomon Smith Barney Holdings Inc. voting and investment power with respect to certain shares of Common Stock shown as beneficially owned by Citigroup Inc. The address of Citigroup Inc. is 153 East 53(rd) Street, Legal Dept. 20(th) Floor, New York, NY 10043.

 (4) Based on a Schedule 13G filed January 8, 1999. The address of State of Wisconsin Investment Board is P.O. Box 7842, Madison, WI 53707.

 (5) Based on Schedule 13Ds filed January 6, 1999 and December 7, 1998. Includes 264,800 shares owned by Thomas S. Mitchell, 331,000 owned by Thomas Mitchell & Co. LP, and 108,600 shares owned by Thomas Mitchell Management Co., Inc. The Company believes these persons are affiliated and has aggregated such shares as beneficially owned by Mitchell & Henry, Inc. The address of Mitchell & Henry, Inc. is P.O. Box 31, Lake Placid, NY 12946.

 (6) Based on a Schedule 13G filed February 16, 1999. The address of Weiss, Peck & Greer, L.L.C. is One New York Plaza, New York, NY 10004.

 (7) Includes 8,600 shares held by his children and 115,722 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (8) Includes 50,335 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (9) Includes 23,331 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (10) Includes 39,061 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (11) Mr. Amundson terminated employment with the Company on May 31, 1998.

 (12) Mr. Steckel terminated employment with the Company on June 30, 1998.

 (13) Includes 35,832 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (14) Includes 5,000 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (15) Includes 30,833 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (16) Includes 71,666 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (17) Includes 1,665 shares held by her children and 34,999 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999.

 (18) Includes 20,000 shares issuable upon exercise of options exercisable within 60 days of May 31, 1999 and 581,428 shares held by Asset Management Associates 1989, LP Because Mr. Taylor is a general partner of AMC Partners 89, LP, the general partner of Asset Management Associates 1989, LP, he may be deemed to be a beneficial owner of such shares. Mr. Taylor disclaims beneficial ownership of such shares except to the extent of his interest in such shares arising from his interest in AMC Partners 89, LP.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors currently consists of directors Arnaud, Castello, and Lawless. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

    The following table shows the compensation received in the fiscal year ended June 30, 1998 by the Company's Chief Executive Officer and the Named Executive Officers, and the compensation received by certain of such individuals for the Company's prior three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG TERM COMPENSATION
                                                                                       --------------------------------
                                                                                           AWARDS
                                                                                       --------------      PAYOUTS
                                                                 ANNUAL COMPENSATION     SECURITIES    ----------------
                                                     FISCAL     ---------------------    UNDERLYING       ALL OTHER
NAME & PRINCIPAL POSITION                             YEAR        SALARY    BONUS(1)   OPTIONS/SARS*   COMPENSATION(2)
-------------------------------------------------  -----------  ----------  ---------  --------------  ----------------
George W. Dunbar, Jr.............................        1998   $  236,250         --        70,000       $      819
  President and Chief Executive                          1997   $  225,000         --       145,000       $      735
  Officer                                                1996   $  200,081  $  40,000       170,000       $    1,894
John F. Coombes..................................        1998   $  160,220         --            --       $   15,243
  Vice President, Sales and                              1997   $  145,868         --        89,000       $   12,828
  Marketing                                              1996   $  112,212         --         9,000       $   14,829
Debby R. Dean....................................        1998   $  134,521         --        12,000       $      675
  Vice President, Human                                  1997   $  136,250         --        32,000       $    7,432
  Resources and Administration                           1996   $  109,375         --        44,000       $   18,504
Gerald J. Allen..................................        1998   $  155,000         --            --       $   77,887
  Vice President, Immunoassays                           1997   $   12,917  $  32,917        75,000       $       41
Ronald T. Steckel (3)............................        1998   $  208,097         --        40,000       $      819
  Senior Vice President                                  1997   $  195,000         --        87,500       $      735
                                                         1996   $  165,081  $  10,000        62,500       $   15,121
Kurt E. Amundson (4).............................        1998   $  176,534         --        30,000       $      819
  Vice President and Chief                               1997   $  171,200         --       100,000       $      720
  Financial Officer                                      1996   $   71,913  $  20,000       150,000       $      245

------------------------

* Includes options canceled as a result of repricing as follows: George W. Dunbar, Jr.: 75,000 options canceled in 1996, 95,000 options canceled in 1997; John F. Coombes: 9,000 options canceled in 1997; Debby R. Dean: 22,000 options canceled in 1996, 22,000 options canceled in 1997; Ronald T.
    Steckel: 25,000 options canceled in 1996, 37,500 options canceled in 1997; Kurt E. Amundson: 75,000 options canceled in 1997.

(1) These bonuses were paid based upon the individual's performance in the prior fiscal year or as a signing bonus paid upon the commencement of employment.

(2) Amounts reported consist of: (i) forgiveness of amounts due under loans from the Company to assist in the purchase of homes (Mr. Steckel and Dr. Allen),
    (ii) relocation expenses paid for by the Company (Dr. Allen and Ms. Dean),
    (iii) premiums paid on life and accidental death and dismemberment insurance policies for the officer's benefit, and (iv) car allowance (Mr. Coombes only).

(3) Mr. Steckel terminated employment with the Company in June 1998.

(4) Mr. Amundson terminated employment with the Company in May 1998.

    Mr. Dunbar has entered into an agreement with the Company dated May 24, 1991 which provides that in the event his employment with the Company is terminated by the Company without cause, he will be entitled to receive his monthly base salary and benefits for each month he is unable to find suitable employment while seeking such employment in good faith, but in no event will such payments continue for less than three months nor more than twelve months. In December 1998, the Company amended Mr. Dunbar's agreement to provide twelve months severance and benefits if involuntarily terminated.

    Mr. Coombes has entered into an agreement with the Company dated August 2, 1994 which provides that in the event that his employment with the Company is terminated by him or the Company a notice period of six months, plus one week for each completed year of service to a maximum of 12 additional weeks notice, is required. In December 1998, the Company amended Mr. Coombes' agreement to provide twelve months severance and benefits if involuntarily terminated.

    Dr. Allen has entered into an agreement with the Company dated April 15, 1997 which provides that in the event that his employment with the Company is terminated by the Company without cause, he will be entitled to receive his monthly base salary and benefits for each month he is unable to find suitable employment while seeking such employment in good faith, but in no event will such payments continue for more than six months. In December 1998, the Company amended Dr. Allen's agreement to provide twelve months severance and benefits if involuntarily terminated.

    Ms. Dean has entered into an agreement with the Company dated July 15, 1997 which provides that in the event that her employment with the Company is terminated by the Company without cause, she will be entitled to receive her monthly base salary and benefits for each month she is unable to find suitable employment while seeking such employment in good faith, but in no event will such payments continue for more than six months. In December 1998, the Company amended Ms. Dean's agreement to provide twelve months severance and benefits if involuntarily terminated.

    Messrs. Steckel and Amundson entered into agreements with the Company dated February 1, 1992 and January 2, 1996, respectively, that in the event that each of their employment with the Company was terminated by the Company without cause, they would each be entitled to receive their monthly base salary and benefits for each month they were unable to find suitable employment while seeking such employment in good faith, but in no event would such payments have continued for more than six months. Mr. Steckel terminated his employment with the Company on June 30, 1998. Mr. Amundson terminated his employment with the Company on May 31, 1998.

    During 1997, the Company entered into Change of Control Agreements with each of Messrs. Dunbar, Coombes, Steckel, Amundson, Dr. Allen, and Ms. Dean, and (the "Change of Control Agreements"). The Change of Control Agreements provide that, in the event of (1) a merger or consolidation that results in more than 50% of the voting stock of the Company or its successor changing ownership (whether or not approved by the Board) and in a change in the composition of the Board of Directors as a result of which fewer than a majority of the incumbent directors remain directors after the event; (2) the sale of all or substantially all of the Company's assets; or (3) approval of a plan of complete liquidation of the Company (a "Change of Control"), all restricted stock and stock options outstanding on the date of the Change of Control (the "Shares") will immediately vest to the extent of 50% of the Shares that have not otherwise vested as of the date of the Change of Control and be freely transferable or exercisable at the completion of the transaction, whether or not the officer's employment is terminated by the Company or a successor corporation. If an officer is involuntarily terminated by the Company following a Change of Control and prior to the second anniversary of the Change of Control, such officer will receive
(1) salary continuation and continuation of health and life insurance benefits for a period of 12 months, (2) pro rata payment of such officer's target bonus for the year, and (3) immediate and complete acceleration of vesting of the Shares.

    In January 1999, the Company amended the Change of Control Agreements with Messrs. Dunbar and Allen to provide also (1) full payment of such officer's target bonus for the year or forgiveness of the outstanding balance of any real estate loan made by the Company to such officer, whichever is greater, and (2) forgiveness of the principal and accrued interest on any loans outstanding that were executed for the purchase of shares of the Company's Common Stock.

STOCK OPTION GRANTS IN FISCAL YEAR 1998

    The following table provides certain information with respect to stock options granted to the Named Executive Officers in the last fiscal year. In addition, as required by Securities and Exchange Commission rules, the table sets forth the hypothetical gains that would exist for the options based on assumed rates of annual compound stock price appreciation during the option term.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                           POTENTIAL REALIZABLE
                                                                                                                  VALUE
                                                                   INDIVIDUAL GRANTS(1)                     AT ASSUMED ANNUAL
                                                 --------------------------------------------------------        RATES OF
                                                   NUMBER OF      PERCENT OF                                   STOCK PRICE
                                                  SECURITIES     TOTAL OPTIONS    EXERCISE                     APPRECIATION
                                                  UNDERLYING      GRANTED TO       OR BASE                  FOR OPTION TERM(2)
                                                    OPTIONS      EMPLOYEES IN       PRICE     EXPIRATION   --------------------
NAME                                             GRANTED(#)(1)    FISCAL YEAR     ($/SH)(2)      DATE        5%($)     10%($)
-----------------------------------------------  -------------  ---------------  -----------  -----------  ---------  ---------
George W. Dunbar, Jr...........................       70,000           22.64           4.75      08/2007     209,107    529,919
John F. Coombes................................           --              --             --           --          --         --
Debby R. Dean..................................       12,000            3.88           4.75      08/2007      35,847     90,843
Gerald J. Allen................................           --              --             --           --          --         --
Ronald T. Steckel..............................       40,000           12.94           4.75      08/2007     119,490    302,811
Kurt E. Amundsen...............................       30,000            9.70           4.75      08/2007      89,617    227,108

------------------------

(1) Options vest over four years as follows: Mr. Dunbar: 0% in year 1, 14.3% in year 2, 14.3% in year 3, 71.4% in year 4; Mr. Steckel: 0% in year 1, 12.5% in year 2, 12.5% in year 3, 75% in year 4; Mr. Amundson and Ms. Dean: 100% in year 4.

(2) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation of the market price per share from the date of grant to the end of the option term. Actual gains, if any, on stock option exercise are dependent upon a number of factors, including the future performance of the Common Stock and the timing of option exercises, as well as the optionee's continued employment through the vesting period. There can be no assurance that the amounts reflected in this table will be achieved.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998
                       AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth certain information with respect to stock options exercised by the Named Executive Officers during the last fiscal year. In addition, the table sets forth the number of shares covered by stock options as of June 30, 1998, and the value of "in-the-money" stock options, which represents the positive spread between the exercise price of a stock option and the market price of the shares subject to such option on June 30, 1998.

                                                                               NUMBER OF SECURITIES
                                                                                    UNDERLYING        VALUE OF UNEXERCISED
                                                                                    UNEXERCISED       IN-THE-MONEY OPTIONS
                                                                               OPTIONS AT FY-END(#)     AT FY-END($)(1)
                                                      SHARES                   ---------------------  --------------------
                                                    ACQUIRED ON      VALUE         EXERCISABLE/           EXERCISABLE/
NAME                                                EXERCISE(#)   REALIZED($)      UNEXERCISABLE         UNEXERCISABLE
-------------------------------------------------  -------------  -----------  ---------------------  --------------------
George W. Dunbar, Jr.............................           --            --        66,456/148,544           --/--
John F. Coombes..................................           --            --         33,838/68,105         13,257/--
Debby R. Dean....................................           --            --         14,666/29,334           --/--
Gerald J. Allen..................................           --            --         18,750/56,250           --/--
Ronald T. Steckel (2)............................           --            --              40,013/0           --/--
Kurt E. Amundson (3).............................           --            --              43,747/0           --/--

------------------------

(1) Based on the $2.00 per share closing price of the Company's Common Stock on The Nasdaq National Market on June 30, 1998, less the exercise prices.

(2) Mr. Steckel's options ceased vesting upon his termination of employment on June 30, 1998; the vested options were exercisable until July 30, 1998.

(3) Mr. Amundson's options ceased vesting upon his termination of employment on May 30, 1998; the vested options were exercisable until July 1, 1998.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On December 30, 1994, the Company issued and sold an aggregate of 33,333 shares of Common Stock to George W. Dunbar with a purchase price of $1.20 per share pursuant to a Stock Purchase Agreement under the Company's 1995 Stock Option Plan. In connection with this purchase, on December 30, 1994, Mr. Dunbar executed a promissory note in favor of the Company in the amount of $40,000. This note accrues interest at a rate of 4.28% per annum and was originally due on the earlier of December 30, 1998 or the date of termination of the Mr. Dunbar's employment relationship with the Company. In October 1998, the Company amended the promissory note to be due on or before December 30, 2000. The estimated balance as of June 30, 1999 is approximately $55,100. The Company loaned to Mr. Dunbar $290,000 in May 1998 pursuant to a 5.5% Secured Promissory Note as a short-term personal loan. This loan is due and payable on demand any time after May 5, 1999 or upon termination of Mr. Dunbar's employment with the Company for any reason. The loan is forgiven over three years in lieu over three years in lieu of cash bonuses under the Executive Bonus Plan. The estimated balance as of June 30, 1999 is approximately $205,500. Under the Change of Control Agreement, as amended, all Company loans will be forgiven in the event of a change in control followed by an involuntary termination within two years.

    The Company loaned to Gerald J. Allen $90,000 in July 1997 pursuant to a 6.45% Secured Promissory Note as a short-term personal loan. This loan is due and payable on demand any time after August 1, 2001. The principal on the loan is reduced monthly over four years. The outstanding balance is due forty-eight months following termination of Dr. Allen's employment with the Company. The estimated balance as of June 30, 1999 is approximately $49,800. Under the Change of Control Agreement, as amended, all Company loans will be forgiven in the event of a change in control followed by an involuntary termination within two years.

    The Company loaned to John F. Coombes $75,000 in August 1996 pursuant to a 6.15% Secured Promissory Note as a short-term personal loan. This loan was paid in full in September 1998.

    The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and changes in ownership of the Company's Common Stock. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on its review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, the Company believes that during its fiscal year ended June 30, 1998, all Reporting Persons complied with all applicable filing requirements.

                                                                         ANNEX B

[LETTERHEAD]

May 29, 1999

Board of Directors
Metra Biosystems, Inc.
265 North Whisman Road
Mountain View, CA 94043

Ladies and Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Metra Biosystems, Inc. (the "Company") of the consideration to be received by them pursuant to the terms and subject to the conditions set forth in the May 28, 1999 draft of the Agreement and Plan of Merger (the "Merger Agreement") among the Company, Quidel Corporation ("Quidel") and MBS Acquisition Corporation ("Purchaser"), a wholly-owned subsidiary of Quidel. The Merger Agreement provides, among other things, that (i) Purchaser will commence a cash tender offer (the "Tender Offer") to purchase each outstanding share of common stock of the Company for U.S. $1.78 per share net to the seller in cash (the "Merger Consideration"), and (ii) following the Tender Offer, Purchaser will merge with and into the Company (the "Merger") and each outstanding share of common stock of the Company not previously tendered will be converted into the right to receive the Merger Consideration, all as set forth in the Merger Agreement.

    EGS Securities Corp., as a part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. We are familiar with the Company, having been retained as its financial advisor since October 1997 to identify and approach potential candidates for mergers and acquisitions and having advised the Company in connection with certain of the negotiations leading to the Merger Agreement. Affiliates of EGS Securities Corp. own 87,000 shares of common stock of the Company.

    For the purpose of rendering this opinion, we have undertaken certain reviews, analyses and inquiries we have deemed relevant and have, among other things:

    1. reviewed a draft of the Merger Agreement dated May 28, 1999 and certain related documents;

    2. reviewed publicly available information relating to the Company, including: the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the fiscal years ended June 30, 1997 and June 30, 1998; and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company for each of the three quarters comprising the nine-month period ended March 31, 1999;

    3. discussed with senior management of the Company its historical and current operations, financial condition and future prospects and reviewed certain internal financial information, business plans and forecasts prepared by management of the Company;

    4.  visited the headquarters of the Company and Quidel;

    5. participated in discussions and negotiations among representatives of the Company and Quidel and their respective legal and financial advisors;

    6. reviewed certain financial and market data for the Company and compared such information with similar information for certain other publicly traded companies;

    7. reviewed certain mergers and acquisitions of businesses which we deemed comparable;

    8. solicited interest from other parties in acquiring the Company or its assets; and

    9. performed such other analyses and investigations and considered such other factors as we deemed appropriate.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us, and we have not assumed any responsibility for the independent verification of such information. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make such information incomplete or misleading. We have not performed any independent evaluation or appraisal of the assets of the Company, nor have we been furnished with any such appraisals. With respect to financial projections, we have been advised by management of the Company that, and have assumed that, they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of the future financial performance of the Company. We have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement. Our opinion is necessarily based on the information available to us and economic, market and other conditions existing on the date of our opinion. We express no view as to, and our opinion does not address, the relative merits of the Tender Offer and the Merger as compared to any alternative business strategies that might exist for the Company.

    We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Tender Offer and the Merger. This letter and the opinion contained herein are solely for the benefit of the Board of Directors of the Company in its consideration of the proposed Tender Offer and Merger. This letter may not be used for any other purpose, except that it may be included in its entirety by the Company in any filing made by the Company with the Securities and Exchange Commission in respect of this transaction. Any summary of, excerpt from, or reference to this letter or to EGS Securities Corp. in such filing or elsewhere shall not be made or used without our prior written consent. We express no recommendation or opinion as to whether the shareholders of the Company should tender their shares in the Tender Offer or how the shareholders should vote on any matters relating to the Merger Agreement or the transactions contemplated thereby.

    Based on the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the shareholders of Metra Biosystems, Inc. pursuant to the Merger Agreement is fair to such shareholders from a financial point of view.

Very truly yours,

/s/ James I. McLaren

EGS Securities Corp.

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                                                 EXHIBIT NAME
-------------  ---------------------------------------------------------------------------------------------------
Exhibit 1      Form of Offer to Purchase, dated June 9, 1999 (incorporated by reference to Exhibit (a)(1) to
               Parent and the Purchaser's Tender Offer Statement on Schedule 14D-1 dated June 9, 1999 (the
               "Schedule 14D-1")).

Exhibit 2      Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).

Exhibit 3      Agreement and Plan of Merger, dated as of June 4, 1999, among Metra Biosystems, Inc., MBS
               Acquisition Corporation and Quidel (incorporated by reference to Exhibit (c)(1) to the Schedule
               14D-1).

Exhibit 4      Stock Option Agreement, dated as of June 4, 1999, among Metra Biosystems, Inc., MBS Acquisition
               Corporation and Quidel (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 5      Letter to Shareholders of Metra Biosystems, Inc. dated June 9, 1999.*

Exhibit 6      Indemnification Agreement between Quidel, MBS Acquisition Corporation and Metra Biosystems, Inc.
               dated as of June 4, 1999 (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).

Exhibit 7      Press Release issued June 7, 1999 (incorporated by reference to Exhibit (a)(7) to the Schedule
               14D-1).

Exhibit 8      Form of Change of Control Agreement.(A)

Exhibit 9      Preferred Shares Rights Agreement, dated as of August 21, 1996, between Metra Biosystems, Inc. and
               The First National Bank of Boston, including the Certificate of Determination of Rights,
               Preferences and Privileges of Series A Participating Preferred Stock, the form of Rights
               Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.(B)

Exhibit 10     Amendment No. 1 to Preferred Shares Rights Agreement, dated as of January 17, 1997, between Metra
               Biosystems, Inc. and The First National Bank of Boston.(C)

Exhibit 11     Amendment No. 2 to Preferred Shares Rights Agreement, dated as of November 3, 1998, between Metra
               Biosystems, Inc. and American Stock Transfer & Trust Company.(D)

Exhibit 12     Amendment No. 3 to Preferred Shares Rights Agreement, dated as of June 4, 1999, between Metra
               Biosystems, Inc. and American Stock Transfer & Trust Company.(E)

ANNEX A        INFORMATION STATEMENT

ANNEX B        OPINION OF EGS SECURITIES CORP.

------------------------

*   Included with Schedule 14D-9 mailed to shareholders.

(A) Incorporated by reference to an exhibit to the Company's Annual Report on Form 10-K filed on September 27, 1997.

(B) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A filed on August 22, 1996.

(C) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on January 27, 1997.

(D) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on November 16, 1998.

(E) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on June 7, 1999.